Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:   336-436-4855
           Pamela Sherry
           Investor@labcorp.com

Shareholder Direct:  800-LAB-0401
                     www.labcorp.com

LabCorp first to bring New Genomic-based, Non-Invasive Colorectal Cancer Test to Market

Only lab applying EXACT Sciences' proprietary DNA-based technology

Burlington, NC, December 6, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced that PreGen-26-Trademark- - a DNA-based colorectal cancer test - is now available through its nationwide network to physicians and their patients. The test is based on EXACT Sciences Corporation's (NASDAQ: EXAS) proprietary genomics-based technology.

PreGen-26 targets Hereditary Non-Polyposis Colorectal Cancer (HNPCC) - an inherited predisposition to develop colorectal cancer. People with this syndrome have an 80 percent lifetime risk of developing the disease.

"LabCorp's offering of PreGen-26 reaffirms our commitment to apply today's knowledge of genetics to yield improved clinical information for physicians and patients," said LabCorp Chairman and CEO Thomas P. Mac Mahon.
"We are extremely pleased to collaborate with EXACT Sciences in this exclusive national partnership to make this test and future tests available."

Don Hardison, President and CEO of EXACT Sciences commented, "Our partnership with LabCorp represents the execution of EXACT Sciences' long-term strategic plan to provide industry leaders, like LabCorp, the tools to successfully commercialize our technologies. We are looking forward to additional ventures with LabCorp that will help us achieve our mission of using genomics to eradicate the mortality associated with cancer."

PreGen-26 is not a predictive test for colorectal cancer - it is intended to detect the presence of actual disease. The test is expected to become a part of HNPCC patients' routine surveillance examinations, helping to detect colorectal cancer earlier when treatment is most effective. In active colorectal cancer, DNA from tumors is shed into the colon and carried out of the body in stool. LabCorp will provide a non-invasive, patient-friendly method for patients to collect whole stool samples in the privacy of their home. The sample will then be analyzed by LabCorp using EXACT Sciences' proprietary, genomics-based technology to isolate and analyze the DNA shed from colorectal tumors. Following the analysis, LabCorp will send the test results to the patient's physician for use in connection with future monitoring and treatment.

Colorectal cancer is second only to lung cancer in the number of deaths it causes annually among Americans. About 139,000 Americans will be diagnosed with colorectal cancer each year and 57,000 people will die from it, according to the American Cancer Society. The American Cancer Society also estimates that 90 percent of people who are diagnosed with colorectal cancer would survive if the disease were detected earlier.

About LabCorp
The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from routine blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based Viro-Med offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

About EXACT Sciences Corporation
EXACT Sciences Corporation is an applied genomics company that has developed proprietary technologies that may be used for the early detection of several common cancers. EXACT Sciences has selected colorectal cancer as the first application of its technologies. Colorectal cancer is the most deadly cancer among non-smokers, and is curable if detected early. Despite the availability of colorectal cancer screening and diagnostic tests for more than 20 years, the rate of early detection of colorectal cancer remains low.
EXACT Sciences believes its genomics-based technologies will enable early detection of colorectal cancer so that more people can be effectively treated. Founded in 1995, EXACT Sciences is based in Maynard, Mass.
Detailed information on EXACT Sciences can be found on the World Wide
Web at www.exactsciences.com.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to a variety of risks and uncertainties, many of which are beyond EXACT Sciences' and LabCorp's control. These risks and uncertainties could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. EXACT Sciences and LabCorp undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise. For additional information regarding the risks faced by EXACT Sciences, see the disclosure contained in EXACT Sciences' public filings with the Securities and Exchange Commission including, without limitation, its Form 10-K for the year ended December 31, 2000 and subsequent Forms 10-Q; for the risks faced by LabCorp, see the disclosure contained in LabCorp's public filings with the Securities and Exchange Commission including, without limitation, its Form 10-K for the year ended December 31, 2000 and subsequent Forms 10-Q.